OPES ACQUISITION CORP.
4218 NE 2ND AVENUE
MIAMI, FL 33137

November 6, 2020

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn.: Mr. Scott Anderegg

Re: Opes Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed September 25, 2020
File No. 001-38417

Dear Mr. Anderegg:

We have set forth the response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of November 5, 2020, with respect to the Revised Preliminary Proxy Statement on Schedule 14A (“PRER14A”) filed on October 27, 2020 by Opes Acquisition Corp. (the “Company”). For your convenience, the text of the Staff’s comment is set forth below followed by the Company’s response. Please note that all references to page numbers in the response are references to the page numbers in the revised PRER14A (the “PRER14A”) filed concurrently with the submission of this letter.

PRER14A filed on October 27, 2020

Exclusive Forum Selection, page 144

1.	We note your statement at the bottom of page 144: “As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.” Please revise the Amended and Restated Certificate of Incorporation to state the same, or tell us how you will make future investors aware of the provision’s limited applicability (for example by including relevant disclosure in your future Exchange Act reports). Further, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If your exclusive forum provision applies to Securities Act claims, please revise your proxy disclosure to state the same and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act, please revise your disclosure to state the same. In either case, please revise the Amended and Restated Certificate of Incorporation to address the provision’s applicability to claims under the Securities Act, or tell us how you will make future investors aware of the provision’s limited applicability (for example by including relevant disclosure in your future Exchange Act reports). Finally, please revise your risk factor on page 34 to discuss the applicability of the provision to claims under the federal securities laws, further describe the risks to investors associated with such provision (including increased costs to bring a claim and the limitation of investors’ ability to bring a claim in a judicial forum that they find favorable), and address any uncertainty about the provision’s enforceability.

RESPONSE: We have revised the disclosure at the bottom of page 144 to add that our Amended and Restated Certificate of Incorporation will provide that the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Securities Act. We have also revised Annex D, which sets forth the form of our Post-Business Combination Company’s Amended and Restated Certificate of Incorporation to include the same. We have revised the risk factor on page 34 to discuss the applicability of the provision to claims under the federal securities laws and further describe the risks to investors associated with such provision.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact Mitchell S. Nussbaum at 212-407-4159 or mnussbaum@loeb.com, or Tahra Wright at 212-407-4122 or twright@loeb.com, of Loeb & Loeb LLP, our legal counsel.

Sincerely,

OPES ACQUISITION CORP.

By:	/s/ Ophir Sternberg
Name:	Ophir Sternberg
Title:	Chairman and Chief Executive Officer